[GRAPHIC    ATEL
 OMITTED]   CAPITAL GROUP



                                 August 3, 2009


BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549-4631

     Re: ATEL Capital Equipment Fund X, LLC (the "Company" or "registrant") Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the period ended March 31, 2009
              SEC File No. 0-50687

Dear Mr. Decker:

     This letter is in response to your letter dated July 14, 2009, addressed to me as Chief Financial Officer of the above-referenced Company, regarding the referenced reports.

     The Company's supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. The supplemental responses include the Company's proposed revisions to be made to future filings. Subject to the Staff's concurrence with the adequacy of the proposed revisions in response to its comments, all such revisions will be included in future filings as appropriate.

Financial Statements

Notes to Financial Statements

Note 4, Notes Receivable, Net, page 30, and Note 6, Investment in Equipment and Leases, page 31



           600 California Street, 6th Floor, San Francisco, CA 94108
         Main 415.989.8800     Facsimile 415.989.3796     www.atel.com

Mr. Rufus Decker
August 3, 2009
Page 2


2. For Notes Receivable, Net, the registrant's footnote disclosure will be revised to include quantification of the amount of notes receivable in non-accrual status as of the end of each period presented, as indicated pro forma below (as appropriate for any period):

     "The Company has various notes receivable from borrowers who have financed the purchase of equipment through the Company. The terms of the notes receivable are 24 to 120 months and bear interest at rates ranging from ___% to ___%. The notes are secured by the equipment financed.

     At December 31, 200y, the Company recorded an impairment provision totaling $____ related to ___ notes receivable, ___ of which remained in the portfolio as of December 31, 200y.

     The amount of notes  receivable,  net in non-accrual  status as at December
     31,  200z  and  200y  totaled  $________  and  $__________.There   were  no
     additional impaired notes at December 31, 200x."

     For direct financing leases, the registrant's footnote will be revised to include tabular disclosure of such leases placed in non-accrual status as of the end of each period presented, as indicated pro forma below (as appropriate for any period):


Direct financing leases:

As of December 31, 200y, investment in direct financing leases consists of manufacturing equipment. The following lists the components of the Company's investment in direct financing leases as of December 31, 200y and 200x (in thousands):

                                                 200y                200x
                                              ------------       -------------
Total minimum lease payments receivable       $     1,647        $        299

Estimated residual values of leased
   equipment (unguaranteed)                            75                 615
                                              ------------       -------------
Investment in direct financing leases               1,722                 914

Less unearned income                               (1,092)                (89)
                                              ------------       -------------
Net investment in direct financing leases     $       630        $        825
                                              ============       =============

Net investment in direct financing leases
placed in non-accrual status                  $      XXXX        $       XXXX
                                              ============       =============

Note 5,  Provision for Credit Losses, page 30

3. This will confirm that a new cost basis is assigned by the registrant for any assets for which an impairment loss is recorded and that impairment losses are not reversed, in accordance with SFAS 144.

Mr. Rufus Decker
August 3, 2009
Page 3

Note 8, Borrowing Facilities, page 33, and Note 9, Receivables Funding Program, page 35

4. The registrant will add the following disclosure, as appropriate, to its future reports under "Management's Discussion and Analysis - Capital Resources and Liquidity," and will consider expanded footnote disclosure to address these issues, again as appropriate:

     "Revolving credit facility

     The Company participates with AFS and certain of its affiliates in a revolving credit facility (the "Credit Facility") comprised of a working capital facility to AFS, an acquisition facility (the "Acquisition Facility") and a warehouse facility (the "Warehouse Facility") to AFS, the Company and affiliates, and a venture facility available to an affiliate, with a syndicate of financial institutions.

     Receivable funding program

     In addition to the Credit Facility, as of December 31, 200x, the Company had an $[80] million receivables funding program (the "RF Program") with a receivables financing company that issues commercial paper rated A1 from Standard and Poor's and P1 from Moody's Investor Services. Under the RF Program, the lenders hold liens against the Company's assets. The lender is in a first position against certain specified assets and is in either a subordinated or shared position against the remaining assets. The ability to draw down on the RF Program terminated on July 31, 2008, and the RF Program matures in July 2014 upon repayment in full of all outstanding amounts due under the Program.

     Compliance with covenants

     The Credit Facility and the RF Program (collectively, the "Facilities") include certain financial and non-financial covenants applicable to each borrower, including the Company. Such covenants include covenants typically found in credit facilities of the size and nature of the Facilities, such as accuracy of representations, good standing, absence of liens and material litigation, etc. The Company and affiliates were in compliance with all covenants under the Facilities as of December 31, 200x. The Company considers certain financial covenants to be material to its ongoing use of the Facilities and these covenants are described below.

     Material financial covenants

     Under the Facilities, the Company is required to maintain a specific tangible net worth, to comply with a leverage ratio and an interest coverage ratio, and to comply with other terms expressed in the Facilities,

Mr. Rufus Decker
August 3, 2009
Page 4

     including  limitation on the incurrence of additional  debt and guaranties,
     defaults,   and  delinquencies.   The  material  financial   covenants  are
     summarized as follows:

          Under Both the RF Program and Credit Facility:
          ---------------------------------------------

          Minimum  Tangible Net Worth:  $________
          Leverage  Ratio  (leverage to Tangible Net Worth): ___%

          Under the Credit Facility Only:
          ------------------------------

          Collateral Value: Collateral value under the Warehouse Facility must exceed outstanding borrowings under that facility.
          EBITDA to Interest Ratio Not less than [2 to 1] for the four fiscal quarters just ended.

     "EBITDA" is defined under the Credit Facility as, for the relevant period of time (1) gross revenues (including but not limited to interest income and all rents from leases) for such period minus (2) expenses deducted in determining net income for such period plus (3) to the extent deducted in determining net income for such period (a) provision for income taxes and
     (b) interest expense, and (c) depreciation, amortization and other non-cash charges. Extraordinary items and gains or losses on (and proceeds from) sales or dispositions of assets outside of the ordinary course of business are excluded in the calculation of EBITDA. "Tangible Net Worth" is defined as, as of the date of determination, (i) the net worth of the Company, after deducting therefrom (without duplication of deductions) the net book amount of all assets of the Company, after deducting any reserves and other amounts for assets which would be treated as intangibles under GAAP, and after certain other adjustments permitted under the agreements.

     The financial covenants referred to above are applicable to the Company only to the extent that the Company has borrowings outstanding under the Facilities. For the period ended December 31, 200x, the Company's Tangible Net Worth requirement under the Credit Facility was [$15,000,000] and under the RF Program was [$25,000,000], the permitted maximum leverage ratio under the Facilities was [1.25], and under the Credit Facility, the required minimum interest coverage ratio (EBITDA/interest expense) was [2.00]. The Company was in compliance with each these financial covenants with a minimum Tangible Net Worth, leverage ratio and (EBITDA) interest coverage ratio, as calculated per the Credit Facility agreement of $_________, 0.xx, and x.xx, respectively, for the same period ended
     December 31, 200x. As such, as of December 31, 200x, the Company and its affiliates were in compliance with all such material financial covenants.

Mr. Rufus Decker
August 3, 2009
Page 5

Reconciliation to GAAP of EBITDA

     For purposes of compliance with the Credit Facility covenants, the Company uses a financial calculation of EBITDA which is not in accordance with generally accepted accounting principles ("GAAP"). The EBITDA is utilized by the Company to calculate its debt covenant ratios.

     The following is a reconciliation of EBITDA to net income as of December 31, 200x ($'s in thousands):

Net income (loss) - GAAP basis                                       $   (x,xxx)
Interest expense                                                          x,xxx
Depreciation and amortization                                            xx,xxx
Amortization of initial direct costs                                        xxx
Reversal of provision for doubtful accounts                                  (x)
Provision for losses on notes receivable                                    xxx
Change in fair value of interest rate swap contracts                      x,xxx
Payments received on direct finance leases                                x,xxx
Payments received on notes receivables                                    x,xxx
Amortization of unearned income on direct finance leases                   (xxx)
Amortization of unearned income on notes receivables                       (xxx)

EBITDA                                                               $   xx,xxx]



     Events of default, cross-defaults, recourse and security

     The terms of both of the Facilities include standard events of default by the Company which, if not cured within applicable grace periods, could give lenders remedies against the Company, including the acceleration of all outstanding borrowings and a demand for repayment in advance of their stated maturity. If a breach of any material term of either of the Facilities should occur, the lenders may, at their option, increase borrowing rates, accelerate the obligations in advance of their stated maturities, terminate the facility, and exercise rights of collection available to them under the express terms of the facility, or by operation of law. The lenders also retain the discretion to waive a violation of any covenant at the Company's request.

     The Company is currently in compliance with its obligations under the Facilities. In the event of a technical default (e.g., the failure to timely file a required report, or a one-time breach of a financial covenant), the Company believes it has ample time to request and be granted a waiver by the lenders, or, alternatively, cure the default under the existing provisions of its debt agreements, including, if necessary, arranging for additional capital from alternate sources to satisfy outstanding obligations.

Mr. Rufus Decker
August 3, 2009
Page 6


     The lending syndicate providing the Credit Facility has a blanket lien on all of the Company's assets as collateral for any and all borrowings under the Acquisition Facility, and on a pro-rata basis under the Warehouse Facility.

     In conjunction with the RF Program, the lender under the RF Program has entered into an inter-creditor agreement with the lenders under the Credit Facility with respect to priority and the sharing of collateral pools of the Company, including under the Acquisition Facility and Warehouse Facility. Among the provisions of the inter-creditor agreement are cross-default provisions among the Credit Facility and the RF Program.

     The Acquisition Facility is generally recourse solely to the Company, and is not cross-defaulted to any other obligations of affiliated companies under the Credit Facility, except as described in this paragraph, and in connection with the RF Program, as noted above. The Facilities are cross-defaulted to a default in the payment of any debt (other than non-recourse debt) or any other agreement or condition beyond the period of grace (not exceeding 30 days), the effect of which would entitle the lender under such agreement to accelerate the obligations prior to their stated maturity in an individual or aggregate principal amount in excess of [fifteen] percent ([15]%) of the Company's consolidated Tangible Net Worth with respect to the Credit Facility, and [$2,500,000] with respect to the RF Program. Also, a bankruptcy of AFS will trigger a default for the Company under the Credit Facility."

Note 12,  Members' Capital, page 37

5.   The footnote disclosure will be expanded to include the following:

     "The Company has the right, exercisable in the Manager's discretion, but not the obligation, to repurchase Units of a Unit holder who ceases to be a U.S. Citizen, for a price equal to 100% of the holder's capital account. The Company is otherwise permitted, but not required, to repurchase Units upon a holder's request. The repurchase of Fund units is made in accordance with Section 13 of the Amended and Restated Limited Liability Company Operating Agreement. The repurchase would be at the discretion of the Manager on terms it determines to be appropriate under given circumstances, in the event that the Manager deems such repurchase to be in the best interest of the Company; provided, the Company is never required to repurchase any Units. Upon the repurchase of any Units by the Fund, the tendered Units are cancelled. Units repurchased in prior periods were repurchased at amounts representing the original investment less cumulative distributions made to the unit-holder with respect to the Units. All Units repurchased during a quarter are deemed to be repurchased effective the last day of the preceding quarter, and are not deemed to be outstanding during, or entitled to allocations of net income, net loss or distributions for the quarter in which such repurchase occurs."

Mr. Rufus Decker
August 3, 2009
Page 7

Exhibit 31

6. We note the missing references in the introductory portions of paragraphs 4 and 5 to "internal control over financial reporting." The registrant made the correct certification in its subsequent quarterly report on Form 10-Q for the first quarter of 2009, and will make certain that the correct certifications are filed with each of its future periodic reports. The staff has directed that the registrant file an amended Form 10-K for the year ended December 31, 2008, to replace the current Exhibits 31 with new and updated Exhibits 31 with the corrected references in the introductory paragraphs to those two items. The registrant requests that its undertaking to provide the corrected certifications in all future filings be deemed to satisfy this comment without the need to file an amended Form 10-K.

     The registrant would point out that, while the introductory portions of paragraphs 4 and 5 omit the required reference to "internal control over financial reporting," the substantive portions of those paragraphs, items 4(b) and 4(d), and items 5(a) and 5(b), do contain the required references to internal control over financial reporting. The officers have therefore already certified in the Form 10-K to the design of such controls, the disclosure of any material changes to such controls in the report, and disclosure of any deficiencies or material weaknesses in such controls, or fraud by any person with a significant role in such control, to the auditors and audit committee. The registrant would further note that its subsequent quarterly report on Form 10-Q includes the complete and correct certifications for the quarter ended March 31, 2009.

     The registrant would therefore assert that its responsible officers have made the substantive certifications for the year ended December 31, 2008, have made updated certifications as of the subsequent first quarter ended March 31, 2009, and will make them as of the quarter ended June 30, 2009 and every subsequent period. The registrant believes that the potential cost and delay in its current periodic reporting that would result from preparing and filing an amended report for the purpose of correcting the introductory portions of the paragraphs should therefore outweigh any benefit to public disclosure that might be deemed necessary under these circumstances.

     As the staff is aware, the registrant and five of its affiliates are subject to this same comment, so insistence upon an amended Form 10-K would mean the registrant's management would be required to prepare six amended 10-Ks, while at the same time preparing those same six registrants' periodic reports for the quarter ended June 30, 2009, adding to the cost and potentially delaying completion of reporting for the current period. As correcting these certifications would be the only reason for such amendments to the 10-Ks, the registrant hereby requests that the staff concur that this comment is satisfied with the registrant's undertaking to

Mr. Rufus Decker
August 3, 2009
Page 8

     make certain that the correct certifications continue to be provided in all subsequent periodic reports.

                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

7. The responsive changes proposed with respect to future annual reports on Form 10-K will, upon Staff confirmation of our proposed responses, be similarly addressed in all future interim reports.

Note 11,  Subsequent Event, page 18

8. In determining that no adjustments needed to be recorded related to this lessee (Chrysler), the Company first took into consideration that the lessee's contractual payments were current through March 31, 2009 (and up through the date of the Form 10-Q filing) and that the residual values of the underlying assets were not deemed to be impaired. The Company also received strong indications from the bankruptcy trustee that lead it to believe that all of the lease obligations would be affirmed by the lessee or its successor.

     At March 31, 2009, total exposure of all ATEL related affiliates (including the Company) to this lessee approximates $3.1 million.*

Total Exposure to Chrysler Obligations under Lease Contracts at March 31, 2009
($ amounts in thousands)

                                                   Chrysler
                                               Obligations under
                                               lease contracts **      Total Assets                  Exposure %
                                              -------------------   -------------------   -----------------------------------------
                                                       ($ amounts in thousands)              Gross       Net (of Non-Recourse Debt)
                                              -----------------------------------------   -----------------------------------------
ATEL Financial Services, LLC                   $               -     $          31,617       0.00%                0.00%
ATEL Capital Equipment Fund IX, L.L.C.                       564                45,685       1.23%                1.23%
ATEL Capital Equipment Fund X, L.L.C.                      1,335               105,379       1.27%                1.27%
ATEL Capital Equipment Fund XI, L.L.C.                     1,215                43,022       2.82%                0.28%
                                              -------------------   -------------------   -----------------------------------------
                                               $           3,114     $         225,703       1.38%                0.90%
                                              ===================   ===================   =========================================

* The lease payments with respect to ATEL Capital Equipment Fund XI, L.L.C. are assigned to a third party lender as security for a loan that is non-recourse to the Company.

** expiring through June 2011

                                     * * * *

     The Company, in connection with the staff's review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Rufus Decker
August 3, 2009
Page 9

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any further comments or questions concerning the Company's reports.

                                            Very truly yours,

                                            /s/ PARITOSH K. CHOKSI

                                            By: Paritosh K. Choksi
                                            Chief Financial Officer
                                            ATEL Capital Equipment Fund X, LLC



cc:      Ms. Nudrat Salik
         Staff Accountant
         Division of Corporation Finance, Mail Stop 4631
         Securities and Exchange Commission

         Paul J. Derenthal, Esq.
         Mr. Samuel Schussler
         Mr. Tullus Miller